August 4, 2017

Re:	DHT Holdings, Inc. Registration Statement on Form F-3 Filed June 30, 2017 File No. 333-219069

Dear Ms. Aldave and Mr. Brown:

DHT Holdings, Inc., (the “Company”), a non-resident corporation organized under the laws of the Republic of the Marshall Islands, has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form F-3, initially filed with the Commission on June 30, 2017 (File No. 333-219069) (the “Registration Statement”).  This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated July 27, 2017 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold are the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure.

General

1.
Please file Marshall Islands tax opinion as an exhibit to your registration statement with respect to common stock, preferred stock, rights and warrants or advise us why you believe that Marshall Islands tax consequences are not material to investors.

The Company acknowledges the Staff’s comment and respectfully submits that, pursuant to Section 12 of the Marshall Islands Business Corporations Act (the “BCA”), the Company is not subject to taxation by the Marshall Islands.  In addition, any dividends paid to holders of the Company’s common stock or preferred stock who are not citizens or residents of the Marshall Islands will not be subject to taxation by (or subject to withholding requirements imposed by) the Republic of the Marshall Islands.  The text of Section 12 of the BCA is set forth below:

Section 12.  Exemptions for non-resident entities.

Notwithstanding any provision of the Income Tax Act of 1989 . . . or any other law or regulation imposing taxes or fees now in effect or hereinafter enacted, a nonresident domestic or foreign corporation . . . shall be exempt from any corporate tax, net income tax on unincorporated businesses, corporate profit tax, income tax, withholding tax on revenues of the entity, asset tax, tax reporting requirement on revenues of the entity, stamp duty, exchange controls or other fees or taxes, other than [routine filing fees and an annual franchise fee].

Interest, dividends, royalties, rents, payments (including payments to creditors), compensation or other distributions of income paid by a non-resident corporation to another non-resident corporation or to individuals or entities which are not citizens or residents of the Republic are exempt from any tax or withholding provisions of the laws of the Marshall Islands.

The Company has previously stated in the Registration Statement, at page 24 therein, and in its Annual Report on Form 20-F for the year ended December 31, 2016, at page 71 therein, that under current Marshall Islands law it is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to holders of its common and preferred stock.  Accordingly, the Company believes that it has fully disclosed all material consequences associated with taxation by the Republic of the Marshall Islands.

Marshall Islands Tax Considerations, page 24

2.	Please discuss the Marshall Islands tax consequences with respect to preferred stock, rights and warrants or advise.

The Company acknowledges the Staff’s comment and has amended its disclosure on page 24 of Amendment No. 1 under the heading “Tax Considerations‑Marshall Islands Tax Considerations”:

We are incorporated in the Republic of the Marshall Islands and operate as a non-resident corporation under the laws thereof.  Under current Marshall Islands law, we are not subject to tax on income or capital gains by the Republic of the Marshall Islands, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to holders of our common stock or preferred stock.  We also anticipate that payments made by us with respect to any rights or warrants issued by us would not be subject to any Marshall Islands withholding tax.

Exhibit 5.1

3.	Please have counsel revise the legality opinion to cover preferred stock, warrants, rights, and the preferred share purchase rights referenced in footnote 5 to the fee table.

The Company acknowledges the Staff’s comment and, in response, counsel has revised Exhibit 5.1 to address the Staff’s comment.

4.
In regards to the shares offered by the selling shareholders, please have counsel revise to specifically opine on those shares. Also, to the extent you have issued the shares, counsel should state that such shares “are” legally issued, fully paid and non-assessable, as opposed to “will be” legally issued, fully paid and non-assessable.

The Company acknowledges the Staff’s comment and, in response, counsel has revised Exhibit 5.1 to address the Staff’s comment.

Please contact me at (212) 474-1796 with any questions or comments you may have regarding this response letter.

Very truly yours

/s/ Erik R. Tavzel
Erik R. Tavzel

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ms. Tonya K. Aldave
                      Mr. John Dana Brown

cc:            Eirik Ubøe
Chief Financial Officer
DHT Holdings, Inc.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda